Exhibit 99(b)

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended March 31,					Six months ended September 30,
	2013	2014	2015	2016	2017	2017
	(In millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥1,415,871	¥1,420,443	¥2,262,656	¥1,162,670	¥272,543	¥1,014,434
Add: Fixed charges	353,043	344,548	375,926	409,479	436,564	248,457
Less: Equity in earnings of equity method investees—net	60,210	110,520	172,946	176,857	197,821	88,717

Total earnings	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292	¥511,286	¥1,174,174

Fixed charges:
Interest expense, excluding interest on deposits	344,351	334,317	362,492	394,029	422,209	241,129
Estimated interest component of net rental expense(1)	8,692	10,231	13,434	15,450	14,355	7,328

Total fixed charges	¥353,043	¥344,548	¥375,926	¥409,479	¥436,564	¥248,457

Ratio of earnings to fixed charges	4.8	4.8	6.6	3.4	1.2	4.7

	Fiscal years ended March 31,					Six months ended September 30,
	2013	2014	2015	2016	2017	2017
	(In millions of yen, except for ratios)
Including interest on deposits
Earnings:
Total earnings	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292	¥511,286	¥1,174,174
Add: Interest on deposits	212,067	226,655	300,692	350,335	347,430	240,723

Total earnings including interest on deposits	¥1,920,771	¥1,881,126	¥2,766,328	¥1,745,627	¥858,716	¥1,414,897

Fixed charges:
Total fixed charges	353,043	344,548	375,926	409,479	436,564	248,457
Add: Interest on deposits	212,067	226,655	300,692	350,335	347,430	240,723

Total fixed charges including interest on deposits	¥565,110	¥571,203	¥676,618	¥759,814	¥783,994	¥489,180

Ratio of earnings to fixed charges	3.4	3.3	4.1	2.3	1.1	2.9

Note:

(1)	The portion deemed representative of the interest factor

The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before taxes, as adjusted for some equity method investments and for fixed charges. Fixed charges consist primarily of interest expense on deposits, debentures and short-term and long-term debt, amortization of debt expense and discount, and the portion deemed representative of the interest factor of net rental expense under long-term leases.